Item 77C

Results of Annual Meeting of Shareholders

The Annual Meeting of Shareholders of Western Asset Emerging Markets Income Fund II Inc. was held on September 18, 2006, for the purpose of considering and voting upon the election of
 Directors.The following table provides information concerning the matter voted upon at the Meeting:


Election of Directors

                        Common
                     Shares Voted        Common
Nominees             For Election    Shares Withheld
Leslie H. Gelb        21,941,128         531,022
Dr. Riordan Roett     21,967,310         504,840

At November 30, 2006, in addition to Leslie H. Gelb and Dr.Riordan Roett, the other Directors of the Fund were as follows:

Carol L. Colman
Daniel P. Cronin
R. Jay Gerken
William H. Hutchinson
Jeswald W. Salacuse